August 11, 2005
Mail Stop 4561

By U.S. Mail and facsimile to (979)543-1906

Mr. David Zalman,
President and Chief Executive Officer
Prosperity Bancshares, Inc.
Prosperity Bank Plaza
4295 San Felipe
Houston, TX  77027

Re:	Prosperity Bancshares, Inc
      Form 10-K for Fiscal Year Ended December 31, 2004
	File No.  000-25051

Dear Mr. Zalman:

      We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, please provide us with the supplemental documentation we requested in response to this comment.
Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Notes to the Consolidated Financial Statements

Note 5.  Securities, page 69 and 70

1. We note gross unrealized losses on your 70% non-taxable
preferred
stock securities increased $5.8 million from December 31, 2003 to December 31, 2004. Please provide us your analyses supporting your belief that an other-than-temporary impairment did not exist at
December 31, 2004, at March 31, 2005, or at June 30, 2005.   We
note
the guidance in paragraph 16 of SFAS No. 115 and SAB Topic 5:M. Your response should include but not be limited to the name of securities, purchase dates and prices, current amortized cost, respective unrealized losses and other information you consider in your periodic analysis.

* * * * *

       As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 551-
3696
or me at (202) 551-3490 if you have any questions regarding comments on the financial statements and related matters.


Sincerely,



							Don Walker
							Senior Assistant Chief
Accountant
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David Zalman, President and Chief Executive Officer
Prosperity Bancshares, Inc.
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